Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

December 29, 2016

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Amendment No. 4 to

Draft Offering Statement on Form 1-A

Submitted December 19, 2016
CIK No. 0001640967

Dear Mr. Kluck:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 27, 2016 (the “Comment Letter”) with respect to Amendment No. 4 to the Company’s Offering Statement on Form 1-A (CIK No. 0001640967) filed with the Commission on December 19, 2016, relating to the Company’s offering of common stock (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing for public review the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with a response immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement, and page references in the response refers to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Mr. Tom Kluck

Division of Corporation Finance

December 29, 2016

Dilution, page 34

1.	We note that as of December 10, 2016, your Class M Common Stock has been redeemed in full. Please remove the reference to the purchase of Class M Common Stock or tell us why you believe such disclosure continues to be relevant to the discussion of your dilution for investors in your Class B Common Stock.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure on page 34 of the Amended Submission to remove the reference to the purchase of Class M Common Stock since such stock has been redeemed in full as of December 10, 2016.

* * * * *

Mr. Tom Kluck

Division of Corporation Finance

December 29, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

[Enclosures:]

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Corporate Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP